787 Seventh Avenue
New York, NY 10019-6099
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July 17, 2019

VIA EDGAR

Mindy Rotter

John Grzeskiewicz

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Funds VI – Registration Statement on Form N-14
(Securities Act File No. 333-231646)

Dear Ms. Rotter and Mr. Grzeskiewicz:

On behalf of BlackRock Funds VI (the “Registrant”), we hereby transmit for filing under the Securities Act of 1933, as amended, Pre-Effective Amendment No. 1 (the “Pre-Effective Amendment”) to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) relating to the transfer of substantially all of the assets of FDP BlackRock CoreAlpha Bond Fund (the “Target Fund”), a series of FDP Series II, Inc. (the “Target Corporation”), to BlackRock CoreAlpha Bond Fund (the “Acquiring Fund”), a series of the Registrant, in exchange for the assumption by the Acquiring Fund of certain stated liabilities of the Target Fund and Investor A and Institutional Shares of the Acquiring Fund (the “Reorganization”).

The Amendment is being filed for the purpose of responding to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on June 13, 2019 and June 19, 2019, regarding the Registration Statement filed with the Commission on May 21, 2019. The Staff’s comments are summarized below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page numbers are those of the Registration Statement.

NEW YORK    WASHINGTON    HOUSTON    PALO ALTO    PARIS    LONDON    FRANKFURT    BRUSSELS    MILAN     ROME

July 17, 2019

Accounting Staff Comments

Comment No. 1:	Please file the consent of the independent registered public accounting firm for each of the Target Fund and the Acquiring Fund with the Pre-Effective Amendment.

Response:	The consents of the independent registered public accounting firms will be filed as exhibits to the Pre-Effective Amendment.

Comment No. 2:	Combined Prospectus/Information Statement—Summary—Background and Reasons for the Reorganization. On page 2, the Registrant notes that “In connection with the Reorganization, the portfolio managers of the Combined Master Portfolio anticipate requesting the disposition of approximately 1% of the securities of the Target Fund and 0% of the securities of the Acquiring Master Portfolio.” Please identify and include in the Registration Statement the positions that are expected to be sold in connection with the Reorganization, before or after the closing of the Reorganization, either in a list or by tick marks on a Schedule of Investments. See AICPA Audit Risk Alert: Investment Companies Industry Developments 2010/2011—SEC Comments and Observations—Changes of Period-Ends; Fund Mergers, ¶ 78 (the “Audit Risk Alert”).

Response:	In accordance with the Audit Risk Alert, the Registrant has included the percentage of the Target Fund’s portfolio that is anticipated to be sold to realign such portfolio with that of the Acquiring Master Portfolio in connection with the Reorganization. The Registrant respectfully submits that the Audit Risk Alert does not require it to indicate the specific securities in the Target Fund’s portfolio anticipated to be sold in connection with the Reorganization, and given the minimal percentage of the Target Fund’s portfolio anticipated to be sold, the Registrant does not believe that the identity of the specific securities anticipated to be sold is information that is material to shareholders. Accordingly, the Registration respectfully declines to add the requested information.

Comment No. 3:	Combined Prospectus/Information Statement—Summary—Fees and Expenses. In the fee tables of the Target Fund, please explain why the same numbers are included in the caption for “Other Expenses” and the sub-caption for “Other/Independent Expenses.”

Response:	The Target Fund’s fee tables have been revised to remove the Target Fund’s Other Expenses from the sub-caption for “Other/Independent Expenses.”

Comment No. 4:	Combined Prospectus/Information Statement—Other Information; Statement of Additional Information. On page 75 of the Combined Prospectus/Information Statement, the Combined Fund Pro Forma Investor A Shares are 51,711,893, whereas on page S-9 of the Statement of Additional Information, the Total

July 17, 2019

Outstanding Shares Post-Combination for Investor A is 51,711,894. Please make these numbers consistent.

Response:	The requested change has been made.

Comment No. 5:	Statement of Additional Information. On page S-9, please review the consistency of the Total Net Annual Portfolio Operating Expenses for the Target Fund and the Acquiring Fund against their fee tables in the Prospectus.

Response:	The pro forma Total Annual Portfolio Operating Expenses on page S-9 of the Statement of Additional Information do not tie to the Prospectus fee tables because the expenses are based on different periods. The Prospectus fee tables are based on the semi-annual fiscal period ended November 30, 2018 with respect to the Target Fund and the fiscal year ended December 31, 2018 with respect to the Acquiring Fund, and include the restatement of certain fees and acquired fund fees and expenses, and do not include extraordinary expenses or expenses incurred with certain reorganizations described in the Prospectus. The expenses on page S-9 are based on the actual expenses incurred by each of the Target Fund and the Acquiring Fund during the 12-month period ended December 31, 2018.

Disclosure Staff Comments

Comment No. 6:	Please add disclosure explaining why holders of Investor C Shares of the Target Fund will receive Investor A Shares of the Acquiring Fund.

Response:	The requested change has been made.

Comment No. 7:	Please confirm supplementally to the Staff that the Reorganization complies with paragraph (a)(3)(iii) of Rule 17a-8 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:	The members of the Board of Trustees of the Registrant and the Board of Directors of the Target Corporation, including the trustees/directors who are not “interested persons,” as defined in the 1940 Act, of the Acquiring Fund and the Target Fund, respectively, are identical. Accordingly, the Reorganization complies with paragraph (a)(3)(iii) of Rule 17a-8 under the 1940 Act.

Comment No. 8:	Combined Prospectus/Information Statement—Summary—Background and Reasons for the Reorganization. On page 2, where the disclosure indicates that as of March 31, 2019, 99% of the Target Fund’s assets were invested in securities anticipated to be held by the Combined Master Portfolio, please consider clarifying that the Target Fund’s assets are held directly, not through a master fund.

July 17, 2019

Response:	The Registrant had added disclosure on page 1 in the discussion of the “master/feeder” structure of the Acquiring Fund and the Acquiring Master Portfolio to clarify that the Target Fund is not part of a “master/feeder” structure.

Comment No. 9:	Combined Prospectus/Information Statement—Summary—Background and Reasons for the Reorganization. In the fourth bullet point under “Results of Process,” please explain what Broadridge is.

Response:	The requested change has been made.

Comment No. 10:	Combined Prospectus/Information Statement—Investment Objectives, Investment Processes, Principal Investment Strategies and Other Strategies—Comparison of the Target Fund and the Acquiring Fund—Comparison. On page 7, the comparison states that the Target Fund discloses that it may engage in active and frequent trading of portfolio securities to achieve its primary investment strategies but is silent with respect to the Acquiring Fund. However, the Acquiring Fund discloses that it is subject to “High Portfolio Turnover Risk” and the Acquiring Fund’s portfolio turnover rate for the fiscal year ended May 31, 2018 was in excess of 100%. Please consider revising the comparison to clarify that the Acquiring Fund engages in active and frequent trading of portfolio securities.

Response:	The requested change has been made.

Comment No. 11:	Please file an opinion of counsel regarding the legality of shares being issued in the Reorganization (“legality opinion”) and an opinion of counsel supporting the tax consequences of the Reorganization (“tax opinion”) with the Registration Statement. If the Registrant intends to file the tax opinion in a post-effective amendment to the Registration Statement, please undertake to do so promptly after receipt of the opinion.

Response:	The legality opinion and a form of the tax opinion will be filed as exhibits to the Pre-Effective Amendment. The final tax opinion will be filed in a post-effective amendment to the Registration Statement. In Undertaking No. 3 in Item 35 of Part C of the Registration Statement, the Registrant undertakes to file, by post-effective amendment, an opinion of counsel supporting the tax consequences of the Reorganization within a reasonably prompt time after receipt of such opinion.

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July 17, 2019

Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Reorganization.

Respectfully submitted,

/s/ Bissie K. Bonner
Bissie K. Bonner

cc:	Jessica A. Herlihy, Esq., BlackRock, Inc.
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP